MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Nine Months Ended September 30, 2016

Net earnings before taxes	$352,676

Fixed Charges:
Interest expense	38,090
Amortization of debt expense	2,391
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	393
Total fixed charges	40,874

Net earnings and fixed charges	$393,550

Ratio of Earnings to Fixed Charges	9.6